EXHIBIT 99.1

Westport Fuel Systems Reports Second Quarter 2019 Financial Results

Strong first half revenue drives improved revenue guidance

VANCOUVER, B.C., Aug. 08, 2019 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT / Nasdaq:WPRT) reported financial results for the second quarter ended June 30, 2019 and provided an update on our business. All figures are in U.S. dollars unless otherwise stated.

“Our Q2 2019 results demonstrate continued progress for our company: revenue growth and cost reduction resulting in improved profitability and cash flow,” said David Johnson, Chief Executive Officer of Westport Fuel Systems. “Q2 revenues of $82.4 million were robust as market demand for our products is strong in the many market segments and geographies we serve.  We achieved our fifth consecutive quarter of positive Adjusted EBITDA and second consecutive quarter of positive EBITDA due to rising demand for our products.  Our increasingly disciplined approach to cost management resulted in a 25% reduction in operating expenses.

We are witnessing a real-time market response to new regulations and associated calls to action on urban air quality and climate change. In the marketplace today, vehicles powered by LNG, CNG, RNG and LPG are delivering results. We are delighted that our cost-competitive and commercially available clean transportation products are being increasingly deployed to deliver emission reduction benefits to customers around the world. Our global team is highly focused on becoming a sustainable, profitable company in the clean transportation space and these results demonstrate our commitment to achieving this objective.”

Highlights

  Driven by strong growth in Westport HPDI 2.0TM sales and continued strength in the independent aftermarket business, Transportation revenue was up 12.6% over Q1 and up 2% (6% on a constant currency basis) over Q2 2018.

  Q2 2019 Adjusted EBITDA of  $8.1 million compared with Q1 2019, Adjusted EBITDA of $7.3 million and Q2 2018, $8.5 million.

  Q2 2019 EBITDA of $4.0 million compared with Q1 2019, $4.2 million.

  Positive cash flow from operations of $2.5 million compared to a use of cash of $2.0 million in the prior year quarter.

  Company share of CWI net income of $5.9 million in Q2 2019 compared to $8.6 million in Q1 2019 and $7.8 million in Q2 2018 performance, reflects lower Q2 2019 sales.

Guidance

Based on positive first half results, Westport Fuel Systems full year revenue guidance is being revised to between $285 and $305 million.

Q2 2019 FINANCIAL HIGHLIGHTS

CONTINUING OPERATIONS
($ in millions, except per share amounts)	Three Months Ended June 30,		Change Better / (Worse)	Six Months Ended June 30,		Change Better / (Worse)
	2019	2018		2019	2018
Consolidated Revenues	$82.4	$80.5	2%	$155.6	$144.3	8%
Consolidated Gross Margin	19.3	21.7	(11)%	36.5	36.4	—%
Consolidated Gross Margin %	23%	27%	—	23%	25%	—
Consolidated Operating Expenses	25.2	33.4	(25)%	51.1	59.1	(14)%
Income from Unconsolidated Joint Ventures	5.9	7.8	(24)%	14.5	9.3	56%
Net loss from Continuing Operations	$(2.3)	$(5.7)	59%	$(5.4)	$(18.3)	71%
Net loss per Share from Continuing Operations	$(0.02)	$(0.04)	50%	$(0.04)	$(0.14)	71%
EBITDA (1)	$4.0	$0.2	1,900%	$8.2	$(5.2)	258%
Adjusted EBITDA (1)	$8.1	$8.5	(5)%	$15.4	$5.1	202%
(1) EBITDA and Adjusted EBITDA are a non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation.
  Consolidated revenues for the quarter ended June 30, 2019 increased by $1.9 million to $82.4 million, or 2% over the same period last year (6% on a constant currency basis). The Aftermarket business was higher in Euro terms, but down 2% in US dollar terms. Q2 2019 OEM revenues increased by $3.1 million, or 13%, over the prior year quarter. HPDI product sales were the primary driver for the OEM increase, offsetting a decrease on the light duty OEM side.

  Consolidated gross margin for the quarter ended June 30, 2019 decreased by $2.4 million to $19.3 million over the same period last year. The quarter ended June 30, 2018 benefited from $1.3 million in favourable warranty adjustments. The decrease in gross margin for the current quarter was also impacted by product mix.

  Consolidated operating expenses for the quarter ended June 30, 2019 decreased by $8.2 million to $25.2 million, or 25%. During the quarter ended June 30, 2019, a foreign exchange gain of $0.7 million was recognized as compared to a foreign exchange loss of $ 5.2 million in the  same period last year. The remaining decrease relates to general and administrative expenses which decreased $1.7 million as compared to prior year quarter. Decreases in consulting fees, share-based compensation and other personnel costs, were partially offset by an increase in SEC related costs incurred in the period. The quarter ended June 30, 2019 includes a provision of $4.5 million, net of insurance recovery, which reflects the Company’s estimate of costs to complete and resolve the SEC investigation.

  Income from the unconsolidated joint ventures for the quarter ended June 30, 2019 decreased by $1.9 million over the same period last year. This decrease is largely due to lower sales in the current quarter and favourable warranty adjustments in the prior year quarter.

CUMMINS WESTPORT INC. HIGHLIGHTS

CUMMINS WESTPORT HIGHLIGHTS
	Three Months Ended June 30,		Change Better / (Worse)	Six Months Ended June 30,		Change Better / (Worse)
($ in millions, except unit amounts)	2019	2018		2019	2018
Units	1,745	2,124	(18)%	3,736	2,941	27%
Revenue	$84.0	$86.9	(3)%	$176.3	$139.1	27%
Gross Margin	25.2	29.5	(15)%	53.1	42.7	24%
Gross Margin %	30%	34%	—	30%	31%	—
Operating Expenses	9.7	9.3	4%	17.8	19.5	9%
Segment Operating Income	$15.5	$20.3	(24)%	$35.2	$23.2	52%
Westport Fuel Systems 50% Interest	5.9	7.8	(24)%	14.5	9.3	56%
  CWI revenue for the quarter ended June 30, 2019 decreased by $2.9 million to $84.0 million, or 3% over the same period last year.

  CWI gross margin decreased by $4.3 million to $25.2 million, or 30% of revenue from $29.5 million or 34% of revenue in the prior year quarter. The decrease in gross margin and gross margin percentage is driven by lower revenues, and a lower positive warranty adjustment of $0.6 million for the three months ended June 30, 2019 compared to a $3.7 million positive warranty adjustment for the three months ended June 30, 2018.

  CWI operating income for the quarter ended June 30, 2019 decreased by $4.8 million to $15.5 million, or 24% over the same period last year. Westport Fuel Systems' share of CWI's equity interest for the quarter ended June 30, 2019 decreased by $1.9 million to $5.9 million from $7.8 million in same period last year. This reduction is primarily due to decreased revenue and gross margins in the current quarter and from favourable warranty adjustments in the prior year quarter.

GAAP and NON-GAAP FINANCIAL MEASURES

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of net income, EBITDA and Adjusted EBITDA. The Company defines EBITDA as net income or loss from continuing operations before income taxes adjusted for interest expense (net), depreciation and amortization. Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations excluding expenses for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units’ ability to generate sustained cash flow and such information may not be appropriate for other purposes.  Adjusted EBITDA includes the company's share of income from joint ventures.

The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing the company's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect the company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The company compensates for these limitations by relying primarily on its U.S. GAAP results and using Adjusted EBITDA as supplemental information.

GAAP & NON-GAAP FINANCIAL MEASURES FROM CONTINUING OPERATIONS
($ in millions)	30- Jun-18	30- Sep-18	31- Dec-18	31- Mar-19	30- Jun-19
Three months ended
Net loss from continuing operations	$(5.7)	$(12.1)	$(10.4)	$(3.0)	$(2.3)

Income tax expense	0.1	2.6	(1.5)	1.1	0.9
Interest Expense, net	1.7	2.3	2.6	1.8	1.4
Depreciation and amortization	4.1	4.2	4.0	4.3	4.0
EBITDA	0.2	(3.0)	(5.3)	4.2	4.0

Stock based compensation	1.3	0.6	0.7	0.4	0.3
Unrealized foreign exchange (gain) loss	5.2	2.2	1.6	0.1	(0.7)
Restructuring, termination and other exit costs	0.2	—	—	0.8	—
Asset impairment	—	—	0.6	—	—
Costs associated with SEC investigation	2.5	3.5	3.1	1.8	4.5
Other	(0.9)	1.0	(0.5)	—	—
Adjusted EBITDA	$8.5	$4.3	$0.2	$7.3	$8.1

Key Priorities
Our key strategic priorities for 2019 are:

  Sustain growth of our light-duty and medium-duty business through both the aftermarket and OEM channels.

  Ensure the successful commercial launch of Westport HPDI 2.0™ in China to drive volume growth that enables further cost reductions and margin improvement.

  Secure additional OEM customers for Westport HPDI 2.0™ in key market geographies.

  Continued focus on cost reduction to better align with revenues and to improve cash flow.

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

Included in this press release are an unaudited condensed consolidated interim balance sheet and statement of operations and comprehensive loss. To view Westport Fuel Systems full financials for the second quarter ended June 30, 2019, please visit www.wfsinc.com/investors/financials

CONFERENCE CALL PRESENTATION

The company is providing a conference call presentation as a guide to its financial information in a quick reference format and it should be read in conjunction with Westport Fuel Systems full financials for the second quarter ended June 30, 2019.

LIVE CONFERENCE CALL & WEBCAST

Westport Fuel Systems has scheduled a conference call for today, August 8, 2019 at 5:00 pm Eastern Time to discuss these results.  The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-855-327-6838 (Canada & USA toll-free) or 1-604-235-2082. The live webcast of the conference call can be accessed through the Westport Fuel Systems website at www.wfsinc.com/investors/financials

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 3492. The replay will be available until August 15, 2019. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow.  We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry.  Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges.  Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, we serve our customers in more than 70 countries with leading global transportation brands.  At Westport Fuel Systems, we think ahead.  For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the future growth of Westport Fuel System's business, market demand for Westport Fuel Systems' products, commercial launch of Westport HPDI 2.0TM in China, future volume growth and cost reductions and additions of new OEM customers along with statements regarding revenue, Adjusted EBITDA and cash flow expectations, continued research and development investment, the demand for our products, cash and capital requirements as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in research and development expenses, CWI performance, our ability to secure new customers, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information

Shawn Severson
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com

WESTPORT FUEL SYSTEMS INC. Condensed Consolidated Interim Balance Sheets (unaudited) (Expressed in thousands of United States dollars, except share amounts) June 30, 2019 and December 31, 2018

	June 30, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$45,390	$61,119
Accounts receivable	77,943	57,118
Inventories	47,655	46,011
Prepaid expenses	7,382	4,835
Total current assets	178,370	169,083
Long-term investments	10,024	8,818
Property, plant and equipment	61,164	63,431
Operating lease right-of-use assets	19,425	—
Intangible assets	15,218	16,829
Deferred income tax assets	501	1,664
Goodwill	3,151	3,170
Other long-term assets	6,713	6,933
Total assets	$294,566	$269,928
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$104,437	$85,429
Current portion of operating lease liabilities	2,228	—
Current portion of long-term debt	11,439	10,327
Current portion of long-term royalty payable	5,936	6,091
Current portion of warranty liability	2,162	2,800
Total current liabilities	126,202	104,647
Long-term operating lease liabilities	17,197	—
Long-term debt	39,468	44,983
Long-term royalty payable	10,635	14,844
Warranty liability	2,741	2,141
Deferred income tax liabilities	5,029	5,521
Other long-term liabilities	6,736	7,116
Total liabilities	208,008	179,252
Shareholders’ equity:
Share capital:
Unlimited common and preferred shares, no par value
133,663,774 (2018 - 133,380,899) common shares	1,087,776	1,087,068
Other equity instruments	12,966	12,948
Additional paid in capital	10,079	10,079
Accumulated deficit	(1,003,958)	(998,361)
Accumulated other comprehensive loss	(20,305)	(21,058)
Total shareholders' equity	86,558	90,676
Total liabilities and shareholders' equity	$294,566	$269,928
Commitments and contingencies

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2019 and 2018

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Revenue	$82,419	$80,489	$155,610	$144,321
Cost of revenue and expenses:
Cost of revenue	63,091	58,758	119,127	107,941
Research and development	6,910	7,433	13,708	16,024
General and administrative	12,718	14,365	24,683	24,537
Sales and marketing	4,284	3,951	8,101	7,909
Restructuring costs	—	193	825	808
Foreign exchange (gain) loss	(705)	5,233	(646)	5,199
Depreciation and amortization	2,000	2,246	4,454	4,574
Loss on sale of investment and assets	—	3	—	59
	88,298	92,182	170,252	167,051
Loss from operations	(5,879)	(11,693)	(14,642)	(22,730)

Income from investments accounted for by the equity method	5,885	7,795	14,540	9,264
Interest on long-term debt and accretion on royalty payable	(1,785)	(2,217)	(3,702)	(4,121)
Interest and other income, net of bank charges	348	543	469	302
Loss before income taxes	(1,431)	(5,572)	(3,335)	(17,285)
Income tax expense	887	99	2,022	1,003
Net loss from continuing operations	(2,318)	(5,671)	(5,357)	(18,288)
Net income (loss) from discontinued operations	(240)	761	(240)	(871)
Net loss for the period	(2,558)	(4,910)	(5,597)	(19,159)
Other comprehensive loss:
Cumulative translation adjustment	1,279	(2,731)	753	(2,876)
Comprehensive loss	$(1,279)	$(7,641)	$(4,844)	$(22,035)

Loss per share:
From continuing operations - basic and diluted	$(0.02)	$(0.04)	$(0.04)	$(0.14)
From discontinued operations - basic and diluted	(0.00)	0.01	(0.00)	(0.01)
Net loss per share - basic and diluted	$(0.02)	$(0.04)	$(0.04)	$(0.15)
Weighted average common shares outstanding:
Basic and diluted	133,600,880	131,946,818	133,525,464	131,836,351